Mail Stop 6010

December 13, 2007

James J. Maguire, Jr.
Chief Executive Officer
Philadelphia Consolidated Holding Corp.
One Bala Plaza, Suite 100
Bala Cynwyd, PA 19004

      Re: Philadelphia Consolidated Holding Corp.
               Definitive Proxy Statement
               Filed April 4, 2007
               File No. 000-22280

Dear Mr. Maguire:

      We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

                    Sincerely,

                    Tim Buchmiller
                    Senior Attorney